April 8, 2025

Zachary Hornby
Chief Executive Officer
Boundless Bio, Inc.
10955 Alexandria Way, Suite 100
San Diego, CA 92121

       Re: Boundless Bio, Inc.
           Registration Statement on Form S-3
           Filed April 1, 2025
           File No. 333-286302
Dear Zachary Hornby:

       This is to advise you that we have not reviewed and will not review your registration statement.

        Please refer to Rules 460 and 461 regarding requests for acceleration. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

       Please contact Doris Stacey Gama at 202-551-3188 with any questions.



                                                           Sincerely,

                                                           Division of
Corporation Finance
                                                           Office of Life
Sciences
cc:   Cheston Larson